SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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AVOCATS A LA COUR
ASSOCIÉS
PIERRE SERVAN-SCHREIBER
EDEN QUAINTON
CHRISTOPHER L. BAKER

COUNSEL
PASCAL BINE
LAURENCE MITROVIC

N°. DE VEST

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October 3, 2002

BY COURIER

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attention: Division of Corporate Finance

RE: File No. 82-3706

Dear Sirs:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b), a copy of the Company's 2002 first semester financial report and consolidated financial statements that the Company has made public.

The report indicates that the Company's net income for the semester ended June 30, 2002 was €176.4 million, a decline of 36.7% from net income of €278.6 million for the comparable period in 2001. At its current scope of consolidation, the Company's revenues declined by 7.2%, and its operating income fell to €431.1 million from €564 million for the comparable period in 2001.

The Company notes that, given the current rate of economic recovery, the weak level of sector investment and uncertain economic outlook, it expects revenues for the year 2002 to be moderately lower than in 2001. The Company further notes that it will pursue its plans to improve gross margins and reduce costs.

dlw 10/9

Please do not hesitate to contact me if you have any questions in respect of this matter.

Yours sincerely,

Eden Quainton

Enc.

Schneider Electric

06/09/02 14:11

SCHNEIDER ELECTRIC SA
Société Anonyme au Capital de 1 922 080 232 Euros
Siège social : 43 / 45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison
542 048 574 RCS Nanterre
SIRET 542 048 574 017 67
APE 741 J

RAPPORT D'ACTIVITE DU PREMIER SEMESTRE 2002

ACTIVITE DU 1ER SEMESTRE 2002

- Le résultat net consolidé (part de Schneider Electric SA) s'élève à 176,4 millions d'euros au 30 Juin 2002 contre 278,6 millions d'euros au 30 Juin 2001, en recul de 36,7 %. Celui-ci est le résultat d' :

  a) une diminution du chiffre d'affaires (- 7,2 % à périmètre courant), marque d'un niveau global d'activité médiocre, dans un environnement économique globalement en recul.

  b) une diminution en valeur absolue du résultat d'exploitation, conséquence de réductions substantielles de volumes dans les économies en ralentissement en partie compensées par les effets des mesures de restructuration effectuées en 2001 et les plans de restriction de dépenses mis en œuvre dès le début de l'exercice 2002 : ceci permet de limiter la baisse de la marge sur chiffre d'affaires de 12,2 % au 30 Juin 2001 à 10,8 % au 30 Juin 2002. Les acquisitions de la période restent sans impact significatif.

  c) une augmentation du résultat financier (perte), liée principalement aux dépréciations d'actifs financiers à long terme.

La convergence de ces éléments conduit à une baisse du résultat courant, reflet de l'activité et de la structure financière du Groupe, de 564 millions d'euros (1er semestre 2001) à 431,1 millions d'euros (1er semestre 2002).

Le résultat exceptionnel au 30 Juin 2002 est de faible importance (20,9 M€). Quant à la charge d'impôt, elle demeure dans la moyenne des taux des différents pays contributeurs et des niveaux de résultats desdits pays. En ce qui concerne les sociétés françaises, l'impôt est calculé sur la base du taux prévisionnel de fin 2002.

L'amortissement des survaleurs au 30 Juin 2002, y compris la part attribuable aux acquisitions de la période s'élève à 85,2 millions d'euros contre 83,4 millions d'euros au 30 Juin 2001.

Par ailleurs, le résultat social de Schneider Electric SAS pour la période du 1er Janvier au 30 Juin 2002 s'élève à 516,5 millions d'euros (535,5 millions d'euros en 2001). Le chiffre d'affaires hors taxes n'est pas significatif sur la période.

Schneider Electric

06/09/02 14:11

PERSPECTIVES 2002

Compte tenu du rythme actuel de la reprise économique, du faible niveau des investissements industriels et de la construction ainsi que de la faible visibilité sur le semestre à venir, le groupe confirme que le chiffre d'affaires 2002 devrait marquer une baisse modérée par rapport à 2001.

Dans cet environnement, Schneider Electric poursuivra énergiquement ses plans de progression de la marge brute et de réduction des coûts, ce qui devrait permettre une poursuite de l'amélioration du taux de marge d'exploitation constatée au premier semestre.

ooOoo

Schneider Electric SA

Etats financiers Consolidés

Au 30 Juin 2002

Merlin Gerin
Modicon
Square D
Telemecanique

Schneider Electric

Compte de Résultat Consolidé

(en millions d'euros excepté le résultat par action)		1er semestre 2002	Exercice 2001	1er semestre 2001
Chiffre d'affaires		**4 575,9**	**9 828,2**	**4 932,8**
Coûts des ventes		(2 702,8)	(5 878,6)	(2 880,0)
Recherche et développement		(230,6)	(512,7)	(261,7)
Frais généraux et commerciaux	*(1)*	(1 149,3)	(2 320,6)	(1 187,2)
Total		**(4 082,7)**	**(8 711,9)**	**(4 328,9)**
dont amortissements		*(176,5)*	*(351,3)*	*(172,0)*
Résultat d'exploitation		**493,2**	**1 116,3**	**603,9**
Résultat financier	*(note 10)*	(62,1)	(120,9)	(39,9)
Résultat courant avant impôts	*(1)*	**431,1**	**995,4**	**564,0**
Résultat exceptionnel	*(note 11)*	(20,9)	(1 563,9)	(23,2)
Impôts sur les sociétés	*(note 12)*	(120,8)	(206,9)	(164,7)
Résultat net des sociétés intégrées avant amortissement des écarts d'acquisition		**289,4**	**(775,4)**	**376,1**
Amortissement des écarts d'acquisition	*(note 4)*	(85,2)	(169,3)	(83,4)
Résultat net des sociétés intégrées		**204,2**	**(944,7)**	**292,7**
Quote-part de résultat des sociétés mises en équivalence	*(note 5.1)*	(17,1)	(19,3)	(2,3)
Résultat net consolidé		**187,1**	**(964,0)**	**290,4**
Intérêts minoritaires		(10,7)	(22,4)	(11,8)
Résultat net (part de Schneider Electric SA)		**176,4**	**(986,4)**	**278,6**
Résultat net (part de Schneider Electric SA) par action (en euros/action)		0,76	(5,37) (a)	1,87
Résultat net (part de Schneider Electric SA) après dilution (en euros/action)		0,76	(5,37) (a)	1,85

(a) Y compris actions émises pour Legrand

(1) Incluant la participation et l'intéressement des salariés.

Les notes en annexe font partie intégrante des comptes semestriels consolidés.

Tableau des flux de trésorerie consolidés

(en millions d'euros)	1er semestre 2002	Exercice 2001		1er semestre 2001
I - Trésorerie provenant des activités d'exploitation :				
Résultat net consolidé	176,4	(986,4)		278,6
Intérêts minoritaires	10,7	22,4		11,8
Perte (profit) des sociétés mises en équivalence	17,1	19,3		2,3
Produits et charges n'ayant pas entraîné de flux de trésorerie :				
Dépréciations, amortissements et provisions	258,2	1 896,5		279,5
(Plus) ou moins-values sur cessions d'actifs immobilisés	2,9	10,8		(1,6)
Autres éléments	(1,8)	(1,3)		(0,2)
Autofinancement d'exploitation	**463,5**	**961,3**		**570,4**
Clients et autres débiteurs (augmentation) diminution	(21,6)	132,0		(31,6)
Stocks et travaux en cours (augmentation) diminution	(4,6)	51,3		(170,2)
Fournisseurs et autres créditeurs augmentation (diminution)	(51,8)	(268,8)		(110,9)
Autres actifs et passifs courants	(110,4)	66,8		151,8
Variation du besoin en fonds de roulement	**(188,4)**	**(18,7)**		**(160,9)**
Total I	**275,1**	**942,6**		**409,5**
II - Trésorerie (affectée aux) produite par des opérations d'investissement :				
Cessions d'immobilisations corporelles et incorporelles	9,6	47,1		14,9
Acquisitions d'immobilisations corporelles et incorporelles	(177,9)	(451,6)		(228,0)
Investissement net d'exploitation	**(168,3)**	**(404,5)**		**(213,1)**
Investissement financier net	(23,4)	(448,3)	*(a)*	(73,9)
Autres opérations financières à long terme	(56,0)	11,0	*(b)*	(6,3)
Sous-total	**(79,4)**	**(437,3)**		**(80,2)**
Total II	**(247,7)**	**(841,8)**		**(293,3)**
III - Trésorerie (affectée aux) produite par des opérations de financement :				
Remboursement d'emprunts et nouveaux emprunts et crédits	119,3	136,0		215,7
Augmentation de capital	16,1	7,2		2,6
Dividendes payés : Schneider Electric SA	(307,3)	(297,0)		(295,5)
Minoritaires	(13,2)	(18,2)		(9,3)
Total III	**(185,1)**	**(172,0)**		**(86,5)**
IV - Effet net des conversions et divers : Total IV	**(18,8)**	**14,0**		**(3,7)**
Variation nette de trésorerie : I + II + III + IV	**(176,5)**	**(57,2)**		**26,0**
Trésorerie en début de période *(c)*	457,8	515,0		515,0
Variation de trésorerie *(c)*	(176,5)	(57,2)		26,0
Trésorerie nette en fin de période	**281,3**	**457,8**		**541,0**

(a) L'achat des titres Legrand (5 027,5 millions d'euros) a été financé essentiellement par échange de titres. Seuls la soulte et les frais d'acquisition sont indiqués.

(b) Y inclus les rachats d'actions Schneider Electric SA pour 73,9 millions d'euros au 31 décembre 2001

(c) Les intérêts courus précédemment inclus dans la trésorerie sont désormais retraités dans le flux remboursement d'emprunts et nouveaux emprunts et crédits. Les données au 30 juin 2001 sont retraitées conformément au reclassement décrit précédemment.

Bilan consolidé

(en millions d'euros)

ACTIF		30.06.02	31.12.01	30.06.01
Actif immobilisé :				
Immobilisations incorporelles, net	*(note 3)*	257,4	210,4	193,5
Ecarts d'acquisition, net	*(note 4)*	3 561,2	3 840,7	3 940,1
Immobilisations corporelles, brut	*(note 3)*	4 060,4	4 197,8	4 179,1
Moins : Amortissements		(2 450,9)	(2 446,8)	(2 397,6)
Immobilisations corporelles nettes		1 609,5	1 751,0	1 781,5
Immobilisations financières :				
Titres de participation mis en équivalence	*(note 5.1)*	87,2	124,4	147,7
Autres titres de participation	*(note 5.2)*	4 180,6	4 181,8	239,3
Autres immobilisations financières		333,8	305,1	120,5
Total immobilisations financières		4 601,6	4 611,3	507,5
Total actif immobilisé		**10 029,7**	**10 413,4**	**6 422,6**
Actif circulant :				
Stocks et encours		1 233,6	1 267,9	1 550,7
Clients et effets à recevoir		1 997,6	2 034,6	2 204,0
Autres débiteurs et frais payés d'avance		744,9	714,2	939,4
Impôts différés actifs		245,5	240,7	249,3
Disponibilités et valeurs mobilières de placement	*(note 7)*	496,2	579,5	662,6
Total actif circulant		**4 717,8**	**4 836,9**	**5 606,0**
Total de l'Actif		**14 747,5**	**15 250,3**	**12 028,6**

Les notes en annexe font partie intégrante des comptes semestriels consolidés.

(en millions d'euros)

PASSIF		30.06.02	31.12.01	30.06.01
Capitaux propres :	*(note 6)*			
Capital social		1 925,6	1 922,1	1 247,0
Réserves consolidées		6 017,6	6 458,4	3 580,7
Total capitaux propres (part de Schneider Electric SA)		**7 943,2**	**8 380,5**	**4 827,7**
Intérêts minoritaires		**68,9**	**79,3**	**76,8**
Provisions pour risques et charges :				
Provisions pour retraites et engagements assimilés		614,4	628,7	620,6
Autres provisions pour risques et charges		180,4	202,6	234,4
Total provisions pour risques et charges		**794,8**	**831,3**	**855,0**
Dettes à long terme :				
Titres à durée indéterminée	*(note 7)*	164,6	179,7	193,8
Dettes financières à plus d'un an	*(note 7)*	1 567,9	1 596,6	1 862,5
dont : obligations ordinaires et convertibles		*1 450,0*	*1 458,7*	*1 458,8*
Total dettes à long terme		**1 732,5**	**1 776,3**	**2 056,3**
Dettes à court terme :				
Avances et acomptes reçus sur commandes en cours		59,6	55,5	68,0
Fournisseurs et effets à payer		1 182,3	1 305,0	1 496,1
Dettes fiscales et sociales		812,6	847,4	974,5
Autres créanciers et charges à payer		811,5	879,3	791,7
Dettes financières à court terme	*(note 7)*	1 342,1	1 095,7	882,5
Total dettes à court terme		**4 208,1**	**4 182,9**	**4 212,8**
Total du Passif		**14 747,5**	**15 250,3**	**12 028,6**

Les notes en annexe font partie intégrante des comptes semestriels consolidés.

Variation des capitaux propres consolidés et des intérêts minoritaires

	Nombre d'actions (milliers) *(1)*	Capital (M €)	Primes d'émission de fusion d'apport (M €)	Réserves consolidées (M €) *(2)*	Réserves de conversion (M €)	Capitaux propres (M €)	Intérêts minoritaires (M €)	Total (M €)
Au 1er janvier 2000	**161 424,0**	**1 230,4**	**1 408,0**	**1 363,1**	**258,9**	**4 260,4**	**60,8**	**4 321,2**
Plans de souscription d'actions	212,0	1,7	3,7			5,4		5,4
Conversion d'obligations	152,0	1,1	4,8			5,9		5,9
Conversion moninal en Euros		61,1	(61,1)			-		-
Réduction de capital	(6 000,0)	(48,0)	(263,0)	311,0		-		-
Fusion SGTE			28,2	(28,2)		-		-
Dotation à la réserve légale			(6,1)	6,1		-		-
Distribution de dividendes						-		-
(y.c. précompte)				(263,7)		(263,7)	(21,4)	(285,1)
Variation de l'auto détention				(159,5)		(159,5)		(159,5)
Différence de conversion				(72,6)	149,2	76,6	0,1	76,7
Variation de périmètre et divers				(4,7)		(4,7)	4,7	-
Résultat 2000				625,0		625,0	21,7	646,7
Au 31 décembre 2000	**155 788,0**	**1 246,3**	**1 114,5**	**1 776,5**	**408,1**	**4 545,4**	**65,9**	**4 611,3**
Plans de souscription d'actions	228,0	1,8	5,1			6,9		6,9
Conversion d'obligations	3,0		0,2			0,2		0,2
Legrand	84 241,0	673,9	4 353,6			5 027,5		5 027,5
Dotation à la réserve légale			(6,4)	6,4		-		-
Distribution de dividendes				(297,0)		(297,0)	(18,2)	(315,2)
(y.c. précompte)						-		-
Variation de l'auto détention				(73,9)		(73,9)		(73,9)
Différence de conversion				21,9	135,8	157,7	1,5	159,2
Variation de périmètre et divers						-	7,7	7,7
Résultat 2001				(986,4)		(986,4)	22,4	(964,0)
Au 31 décembre 2001	**240 260,0**	**1 922,1**	**5 467,0**	**447,5**	**543,9**	**8 380,5**	**79,3**	**8 459,8**
Plans de souscription d'actions *(4)*	260,9	1,4	5,6			7,0		7,0
Conversion d'obligations *(4)*	179,5	2,1	7,0			9,1		9,1
Dotation à la réserve légale						0,0		0,0
Distribution de dividendes			(300,5)	(6,8)		(307,3)	(13,2)	(320,5)
Variation de l'auto détention						0,0		0,0
Différence de conversion *(5)*					(344,7)	(344,7)	(5,4)	(350,1)
Variation de périmètre et divers *(3)*				22,3		22,3	(2,5)	19,8
Résultat 1er semestre 2002				176,4		176,4	10,7	187,1
Au 30 juin 2002	**240 700,4**	**1 925,6**	**5 179,1**	**639,4**	**199,2**	**7 943,2**	**68,9**	**8 012,1**

(1) Avant élimination des actions autodétenues.

(2) Y inclus 518,4 millions d'euros d'auto-détention / auto-contrôle.

(3) Y inclus 7,8 millions d'euros au titre d'une réaffectation du précompte mobilier et 12,5 millions d'euros d'élimination des dividendes sur les titres d'autocontrôle.

(4) Cf. Note 6.1

(5) Cf. Note 6.2

Les notes en annexe font partie intégrante des comptes semestriels consolidés.

1. Principes comptables et méthodes d'évaluation

Les comptes consolidés semestriels de Schneider Electric SA et de ses filiales (le Groupe) sont établis conformément aux dispositions légales et réglementaires actuellement en vigueur en France, et notamment avec les règlements du Comité de la Réglementation Comptable n°99-02 et 2000-06 appliqué par anticipation au 31 Décembre 2001 et à la recommandation du CNC n°99-R-01 relative aux comptes intermédiaires.

Ainsi, les comptes semestriels sont préparés conformément aux principes appliqués pour l'établissement des comptes consolidés annuels, tels que décrits dans le rapport annuel au 31 décembre 2001, sous réserves des particularités propres à l'établissement des comptes intermédiaires décrites ci-après.

1.1 Saisonnalité des activités

La société constate des variations saisonnières sur ses activités qui peuvent affecter, d'un trimestre à l'autre, le niveau du chiffre d'affaires. Ainsi, les résultats intermédiaires ne sont pas nécessairement indicatifs de ceux pouvant être attendus pour l'ensemble de l'année 2002. Conformément à la recommandation du CNC de mars 1999, le chiffre d'affaires est reconnu dans les mêmes conditions qu'à la clôture annuelle soit sur la période de réalisation.

1.2 Provisions pour engagements de retraite

Les chiffres retenus pour la détermination des provisions pour engagements de retraite résultent de l'extrapolation au 30 Juin 2002 des hypothèses actuarielles retenues au 31 décembre 2001.

1.3 Impôt sur les bénéfices

Pour les comptes intermédiaires, la charge d'impôt (courante et différée) est calculée en appliquant au résultat comptable de la période, société par société, le taux moyen annuel estimé pour l'année fiscale en cours.

2. Evolution du périmètre de consolidation

2.1 Au cours du premier semestre de l'exercice 2002

Le Groupe n'a fait aucune acquisition majeure au cours du premier semestre 2002. Les changements dans le périmètre de consolidation se résument aux événements qui suivent sans impact significatif sur les comptes consolidés du semestre.

- Le Groupe consolide par intégration globale depuis le 1er Janvier 2002, la société française MAA (Machines Assemblage Automatique) dont il détient 100% des titres antérieurement comptabilisés en titres de participation. Cette entité, fournisseur d'immobilisations aux sociétés du Groupe, développe dorénavant ses activités hors du Groupe.

- Fin janvier, la société holding SEOCR, détenue à 80%, a racheté les actifs de la société coréenne Samwha. Par conséquent, la société Samwha EOCR est consolidée par intégration globale depuis le 1er janvier 2002.

- Mi-février, le Groupe a acquis 90% de la société UralElectroKontactor située en Russie.

- En avril, le Groupe a finalisé la cession de sa participation dans le capital de la société Suisse Selectron Electronicservice AG effective au 1er janvier 2002.

- Le Groupe consolide par intégration globale, depuis leur début d'exploitation en 2002, les résultats des sociétés Schneider Electric Distribution Company et Schneider Global Services Srl respectivement créées en Egypte et en Italie.

2.2 Au cours du second semestre de l'exercice 2001

Le fait marquant du second semestre 2001 est l'acquisition de 100% du capital de la société néozélandaise PDL Holdings Ltd , spécialiste des équipements de distribution éléctrique ultraterminale et des variateurs de vitesse de forte puissance.

Depuis son entrée dans le Groupe Schneider Electric,le 1er juillet 2001, le sous-groupe PDL a fait l'objet d'une réorganisation effective à compter du 1er janvier 2002 ;

- les filiales australiennes de PDL ont été rattachées à Schneider Electric Australie,
- une nouvelle entité a été créée à Singapour : PDL Electric (S) PTE Ld, qui consolide les entités asiatiques de l'ex-Groupe PDL,
- toutes les autres filiales de PDL restent rattachées à l'entité Schneider Electric New-Zeland Holdings Ltd.

3. Immobilisations corporelles et incorporelles

Les variations s'analysent de la manière suivante :

3.1 Valeurs brutes

en millions d'euros	Immobilisations Incorporelles	Immobilisations Corporelles	Total
Situation d'ouverture au 31.12.01	**385,1**	**4 197,8**	**4 582,9**
Acquisitions	39,2	138,7	177,9
Cessions	(1,3)	(70,8)	(72,1)
Ecarts de conversion	(19,7)	(164,8)	(184,5)
Variation de périmètre et Divers *(1)*	44,5	(40,5)	4,0
Situation de clôture au 30.06.02	**447,8**	**4 060,4**	**4 508,2**
Dont Immobilisations prises en crédit-bail (valeurs brutes)		*91,4*	*91,4*

(1) Reclassement des coûts du projet SAP du poste immobilisations corporelles en-cours aux immobilisations incorporelles - logiciels pour 40,6 millions d'euros.

3.2 Amortissements cumulés

en millions d'euros	Immobilisations Incorporelles	Immobilisations Corporelles	Total
Situation d'ouverture au 31.12.01	**(174,7)**	**(2 446,8)**	**(2 621,5)**
Dotations	(26,5)	(150,0)	(176,5)
Reprises	1,3	56,4	57,7
Ecarts de conversion	8,6	83,8	92,4
Variation de périmètre et Divers	0,9	5,7	6,6
Situation de clôture au 30.06.02	**(190,4)**	**(2 450,9)**	**(2 641,3)**

4. Ecarts d'acquisition

Société	Durée de vie	Brut	Amort.	30.06.02 Net	31.12.01 Net
Square D Company	40 ans	2 018,8	547,7	1 471,1	1 681,8
Groupe Lexel	40 ans	1 011,1	91,9	919,2	931,6
Telemecanique	40 ans	802,0	309,4	492,6	502,7
Federal Pioneer Ldt	40 ans	87,3	27,8	59,5	64,5
Merlin Gerin	30 ans	160,7	65,4	95,3	97,9
Crouzet Automatismes	20 ans	198,8	17,3	181,5	191,7
Infra +	10 ans	19,5	3,7	15,8	16,7
Mita Holding Ldt	20 ans	55,7	7,2	48,5	53,3
Positec	20 ans	165,1	12,4	152,7	163,1
PDL	20 ans	40,1	2,2	37,9	37,8
Schneider Automation	10 ans	35,4	23,0	12,4	14,2
Va Tech Schneider High Voltage	5 ans	21,2	6,6	14,6	18,0
Autres *(1)*	5-20 ans	240,4	180,3	60,1	67,4
Total		**4 856,1**	**1 294,9**	**3 561,2**	**3 840,7**

(1) Concerne environ 25 sociétés.

La variation entre les montants nets au 30 juin 2002 et au 31 décembre 2001 s'explique notamment par l'amortissement courant de la période (-85,2 millions d'euros), l'effet des variations des cours des devises (-206,2 millions d'euros, dont 196,2 millions d'euros sur le dollar américain et 3,4 millions d'euros sur le peso argentin) et les effets d'entrée/sorties dans le périmètre de consolidation pour 11,9 millions d'euros dont 12 millions d'euros sont attribuables au rachat de 49% des parts de la société Swire Ltd (Hong Kong) détenues par des minoritaires.

5. Titres de participation mis en équivalence et titres non consolidés

5.1 Titres de participation mis en équivalence

La part du Groupe dans les capitaux propres des sociétés mises en équivalence est de 87,2 millions d'euros et la quote-part de résultat attribuable pour le semestre est de -17,1 millions d'euros.

Les sociétés mises en équivalence correspondent principalement aux participations de Schneider Electric Industries SAS dans deux entités :

- 40% dans la société VAS (VA Tech Schneider H.V. GmbH) constituée avec VA Tech (TD) GmbH & Co KEG dans le domaine de la haute-tension pour 30,2 millions d'euros;

- 32,29% dans le groupe MGE Finance et ses structures financières d'acquisition composant l'ensemble MGE Finance consolidé au 31 mars 2002 pour 42,5 millions d'euros. Le Groupe Schneider Electric a consolidé sa part de résultat pour la période du 1er octobre 2001 au 31 mars 2002 utilisant les dérogations applicables en la matière.

5.2 Titres non consolidés

	30.06.02			31.12.01
	Brut	Dépréciation	Net	Net
I - Titres cotés				
Legrand	5 415,2	(1 400,0)	4 015,2	4 015,2
Finaxa	63,2		63,2	58,9
Clipsal / Goldpeak	53,3	(11,0)	42,3	53,3
Idec Izumi	8,4	(3,8)	4,6	0,0
Gewiss	3,1	(1,1)	2,0	0,0
Autres	12,7	(3,7)	9,0	1,3
Total titres cotés *(1)*	**5 555,9**	**(1 419,6)**	**4 136,3**	**4 128,7**
II - Titres non cotés *(2)*				
COMIPAR	16,4	(16,4)	0,0	0,0
SIAP	8,1		8,1	8,1
PARAMER	5,9		5,9	5,9
SIMAK	4,4		4,4	4,4
Inari Inc.	8,2	(8,2)	0,0	8,2
Control.com	5,7	(2,8)	2,9	3,8
Autres titres non cotés *(3)*	35,0	(12,0)	23,0	22,7
Total titres non cotés	**83,7**	**(39,4)**	**44,3**	**53,1**
Total titres non consolidés	**5 639,6**	**(1 459,0)**	**4 180,6**	**4 181,8**

(1) Valeur de marché au 30 juin 2002 des titres cotés (hors Legrand) : 175,4 M € 193,1 M €

Valeur estimative des titres Legrand (cours moyen de juin 2002, décembre 2001) : 3 856,5 M € 3 946,9 M €

(2) Il s'agit principalement de titres de participation dans des filiales du Groupe, n'atteignant pas les seuils requis de consolidation.

(3) Valeur unitaire nette inférieure à 3,5 millions d'euros.

6. Capitaux propres

Outre l'incidence de la prise en compte du résultat de la période close au 30 juin 2002 et de la distribution du dividende par prélèvement sur les réserves au titre de l'exercice 2001, les principales variations correspondent aux évènements suivants :

6.1 Augmentation de capital

	Nombre d'actions	Souscription d'actions *(Millions €)*	Primes *(Millions €)*	**30.06.02**
Actions émises en raisons de :				
Plans de souscription d'actions	260 920	1,4	5,6	7,0
Conversions d'obligations convertibles Square D	179 511	2,1	7,0	9,1
TOTAL	**440 431**	**3,5**	**12,6**	**16,1**

6.2 Réserves de conversion

L'incidence globale des variations des taux de conversion des devises conduit à une diminution des capitaux propres du Groupe à hauteur de 344,7 millions d'euros et concerne les principaux pays suivants :

(en millions d'euros)	Part du Groupe	Part des Minoritaires	**30.06.02**
Etats-Unis	(273,3)	(1,8)	(275,1)
Argentine	(10,8)		(10,8)
Brésil	(10,3)		(10,3)
Mexique	(10,2)		(10,2)
Chine	(9,8)	(2,0)	(11,8)
Grande-Bretagne	(5,9)		(5,9)
Autres	(24,4)	(1,6)	(26,0)
TOTAL	**(344,7)**	**(5,4)**	**(350,1)**

7. Endettement et trésorerie

7.1 Endettement

	30.06.02	31.12.01
Catégorie de dettes :		
Emprunts obligataires	1 450,0	1 458,7
Titres à durée indéterminée	164,6	179,7
Emprunts auprès d'établissements de crédit	269,6	239,6
Billets de trésorerie	827,0	657,0
Financement des immobilisations prises en crédit-bail	13,1	14,5
Découverts bancaires	214,9	155,2
Total dettes bancaires et assimilées	**2 939,2**	**2 704,7**
Intérêts courus non échus	28,1	33,5
Participation des salariés	8,8	9,7
Dettes financières diverses	98,4	124,1
Total	**3 074,6**	**2 872,0**

Répartition par échéance	**30.06.02**	**31.12.01**
à 1 ans	1 342,1 *(1)*	1 095,7
à 2 ans	1 059,8	80,8
à 3 ans	56,3	1 045,9
à 4 ans	145,9	115,8
à 5 ans	4,8	34,8
à 6 ans et au-delà	465,7	499,0
Total	**3 074,6**	**2 872,0**

(1) dont découverts (214,9 millions d'euros), emprunts court terme (98,4 millions d'euros), partie court terme de la dette long terme (201,8 millions d'euros) et billets de trésorerie (827 millions d'euros).

Endettement par devise	**30.06.02**	**31.12.01**
Euro	2 724,0	2 594,4
Dollar américain *(1)*	28,8	48,6
Livre sterling	9,9	10,9
Couronne suédoise *(1)*	77,3	79,0
Autres	234,6	139,1
Total	**3 074,6**	**2 872,0**

(1) Endettement local pour la plus grande part.

Les principaux emprunts, hors découverts et encours bancaires à court terme, s'analysent de la manière suivante :

	Montant 30.06.02	**Intérêt**	**Echéance**
a) Titres à durée indéterminée			
Schneider Electric Industries SA (ex-Merlin Gerin) *(1)*	164,6	Pibor + 0,7 % swapé TF	mars 2006
b) Emprunts obligataires			
Schneider Electric SA 2004	1 000,0	3,75 % TF	avril 2004
Schneider Electric SA 2007	450,0	6,125 % TF	octobre 2007
Total	**1 450,0**		
c) Principaux emprunts auprès d'établissements de crédit			
Pool bancaire (Groupe Lexel)	110,3	TV swapé	octobre 2002
Crédit bancaire (Schneider UK)	58,8	TV swapé	décembre 2005
Pool bancaire (Groupe Lexel)	31,8	TF	décembre 2005
Industrial Revenue Bonds (Square D Company)	20,9	3,8% à 5,8%	Divers 2020
d) Billets de trésorerie *(2)*	**827,0**	TF	Refinancement au jour le jour
e) Financement des crédits-baux immobiliers	**13,1**	Divers	sur une période de l'ordre de 15 à 20 ans

TV = Taux variable
TF = Taux fixe

(1) Les titres à durée indéterminée correspondent aux titres subordonnés à durée indéterminée émis en 1991 par Merlin Gerin pour lesquels les porteurs ont renoncé au caractère subordonné. Le montant subordonné initial était de 457 millions d'euros, le montant net disponible pour l'emprunteur étant de 345 millions d'euros. La majeure partie de l'émission a été swapée à taux fixe à l'origine.

(2) Schneider Electric SA est émetteur de billets de trésorerie pour le compte de l'ensemble du Groupe. Ces émissions sont adossées à des lignes de crédit confirmées disponibles.

Emprunts obligataires ne donnant pas accès au capital

Schneider Electric SA a émis le 14 avril 1999 un emprunt obligataire d'un montant nominal de 750 millions d'euros au taux de 3,75 % à échéance du 14 avril 2004, et le 28 mai 1999 un emprunt obligataire de 250 millions d'euros au taux de 3,75 %, à échéance du 14 avril 2004. Ce deuxième emprunt a été assimilé au premier.

Schneider Electric SA a émis les 19 et 20 octobre 2000 deux emprunts obligataires d'un montant nominal respectif de 400 millions d'euros et 50 millions d'euros au taux de 6,1275 % à échéance du 19 octobre 2007.

Les trois emprunts ont été admis aux négociations des Bourses de Paris et de Luxembourg.

7.2 Trésorerie

Les valeurs mobilières de placement se composent, pour l'essentiel, de valeurs à fort coefficient de liquidité (SICAV et fonds communs de placement). Pour les placements en obligations, la fraction courue non échue des coupons est prise en compte.

Ces titres sont valorisés au coût d'acquisition diminué, le cas échéant, de provisions lorsque la valeur de cotation est inférieure au coût d'acquisition.

L'ensemble se décompose de la manière suivante :

	30.06.02	31.12.01
Fonds Communs de Placement et SICAV	35,4	66,6
Autres	58,4	67,6
Total brut	**93,8**	**134,2**
Provision	-	-
Valeurs mobilières de placement, net	**93,8**	**134,2**
Actions propres	**57,2**	**50,9**
Titres de créances négociables et dépôts court terme	17,1	18,6
Autres disponibilités	328,1	375,8
Total disponibilités	**345,2**	**394,4**
Total	**496,2**	**579,5**

8. Instruments financiers

Le Groupe a recours à des instruments financiers pour se prémunir contre une variation défavorable des taux, des cours de change ou des cours de métaux. Cette politique de couverture exclut toutefois l'intervention sur des marchés à terme d'instruments financiers complexes.

La valeur nominale des instruments financiers (hors bilan) à la clôture s'analyse comme suit :

	30.06.02	31.12.01
Swaps de taux long terme	586,0	571,4
Swaps de taux court terme	-	-
Contrats de cap/floors	66,0	64,5
Contrats à terme sur devises	561,1	608,0
Options de change	-	0,4
Couvertures fermes sur cours des métaux	149,9	124,7
Couvertures optionnelles sur cours des métaux	78,9	298,4
Total	**1 441,9**	**1 667,4**

Les principales opérations de taux concernent les opérations suivantes :

- contrat de swap sur les TDI (392 millions d'euros au 30 juin 2002),

- contrats de swap et de cap/floor concernant l'acquisition en 1998 de Thorsman par le Groupe Lexel (138 millions d'euros au 30 juin 2002),
- contrat de swap concernant l'acquisition en 1999 du Groupe Lexel (118 millions d'euros au 30 juin 2002).

9. Engagements hors bilan

9.1 Engagements donnés :

	30.06.02	31.12.01
Cautions de contre-garantie sur marchés	221,4	225,7
Créances cédées non échues *(1)*	113,8	85,1
Nantissements, hypothèques et sûretés réelles *(2)*	24,6	30,9
Avals, cautions et garanties données	3,3	2,8
Autres engagements donnés	181,0	188,6
Total	**544,1**	**533,1**

(1) Créances cédées non échues : certaines filiales du Groupe optimisent leur gestion de trésorerie et de besoins en fonds de roulement en procédant à des cessions de créances sans recours auprès d'organismes financiers. Ce poste est principalement constitué du montant des créances titrisées de Square D.

(2) Nantissements : des nantissements d'actifs corporels ou financiers sont fournis pour garantir certains prêts.

9.2 Engagements reçus :

	30.06.02	31.12.01
Avals, cautions et garanties	30,4	33,8
Total	**30,4**	**33,8**

10. Résultat financier

	1er semestre 2002	1er semestre 2001
Intérêts et produits financiers assimilés	18,0	14,9
Intérêts et charges financières	(76,4)	(87,1)
Résultat de change	(2,7)	33,3
Dividendes	34,1	8,4
Dotations aux provisions financières	(22,9)	0,0
Autres	(12,2)	(9,4)
Total	**(62,1)**	**(39,9)**

Les intérêts, produits et charges financiers représentent les seuls produits et charges relatifs aux créances et dettes financières (y compris à l'actif les disponibilités et dépôts à court terme).

11. Résultat exceptionnel

Le résultat exceptionnel comporte les éléments principaux suivants :

	1er semestre 2002
Restructurations *(1)*	(28,7)
Plus ou moins values sur cessions de titres	1,4
(Dotation)/Reprise de provisions *(2)*	26,1
Argentine (dévaluation du peso)	(10,8)
Autres	(8,9)
Total	**(20,9)**

(1) Le coût des restructurations inclut les frais de licenciements et de départ ainsi que les mises au rebut d'immobilisations et de stocks, nets des reprises de provisions de l'exercice, lesquelles correspondent à des utilisations effectives sur la période.
Les coûts de restructuration de la période (5,6 millions d'euros) portent principalement sur la France (2,4 millions d'euros), le Royaume-Uni (1,5 millions d'euros) et l'Allemagne (1,3 millions d'euros).
Les mouvements sur les provisions au titre des restructurations à venir (23,1 millions d'euros) concernent essentiellement les Etats-Unis (15,6 millions d'euros) et l'Italie (5 millions d'euros).
Les provisions pour restructurations sont comptabilisées en charges à payer (endettement court terme) au passif du bilan.

(2) Il s'agit pour l'essentiel des reprises de provisions sur risques fiscaux.

12. Charge d'impôts

Dès que les conditions réglementaires sont réunies, les sociétés du Groupe recourent à l'intégration fiscale des entités qu'elles détiennent. Schneider Electric SA a choisi cette option vis-à-vis de ses filiales françaises détenues directement, ou indirectement par l'intermédiaire de Schneider Electric Industries SAS.

Analyse de la charge d'impôt	**1er semestre 2002**	**1er semestre 2001**
Impôt courant		
France	47,4	95,1
Etranger	96,2	103,8
Net	**143,6**	**198,9**
Impôts différés	(22,8)	(34,2)
Total	**120,8**	**164,7**

Le rapprochement entre la charge d'impôt et le résultat avant impôt se présente comme suit :

	1er semestre 2002	**1er semestre 2001**
Résultat net (part du Groupe)	**176,4**	**278,6**
Charge d'impôt	120,8	164,7
Intérêts minoritaires	10,7	11,8
Moins : Résultat des sociétés mises en équivalence	17,1	2,3
Résultat avant impôt	**325,0**	**457,4**
Charge d'impôt théorique (35,43 % en 2002 et 36,43 % en 2001)	**115,1**	**166,6**
Eléments en rapprochement :		
Amortissement des écarts d'acquisition	30,2	30,4
Autres différences permanentes	(4,2)	3,6
Crédit d'impôt	(11,4)	(14,1)
Ecart de taux France/Etranger	(27,6)	(18,9)
Produits taxables à taux réduits	2,0	-
Déficits fiscaux nés dans l'exercice	9,8	4,9
Quote part de frais et charge sur dividendes	5,5	3,4
Divers	1,4	(11,2)
Charge nette d'impôt réelle	**120,8**	**164,7**

13. Informations sectorielles

Chiffre d'affaires par zones géographiques :

(en %)	1er semestre 2002	1er semestre 2001
France	15	15
Europe (hors France)	36	35
Amérique du Nord	30	31
International	19	19
Total	**100**	**100**

14. Chiffres clés de la société mère (SE SA)

14.1 Principales participations :

(en millions d'euros)	Valeur Brute	Dépréciation	Net 30.06.02	Net 31.12.01
Schneider Electric Industries SAS	1 532,0		1 532,0	1 532,0
Legrand	5 415,2	(1 400,0)	4 015,2	4 015,2
Cofibel	136,8		136,8	136,8
Cofimines	82,6		82,6	82,6
Finaxa *(1)*	63,2		63,2	58,9
Infra +	23,6		23,6	23,6
Total	**7 253,4**	**(1 400,0)**	**5 853,4**	**5 849,1**

(1) La variation de 4,3 millions d'euros correspond au versement des dividendes Finaxa en actions.

14.2 Capitaux propres :

	30.06.02	31.12.01
Capital Social (en millions d'euros)	**1 925 ,6**	**1 922 ,1**
Nombre d'actions émises	240 700 460	240 260 029
Nombre maximal d'actions futures à créer (en milliers) :		
- par conversion d'obligations	-	179,5
- par exercice d'options de souscription	4 326	4 587
Résultat Net de la période (en millions d'euros)	**516,4**	**(811,2)**
Total Capitaux Propres (en millions d'euros)	**7 335,1**	**7 082,8**

14.3 Endettement net :

(en millions d'euros)	30.06.02	31.12.01
Emprunts obligataires	1 450,0	1 450,0
Billets de trésorerie	827,0	657,0
Découverts bancaires et dettes financières diverses	29,4	34,7
Disponibilités	(1 097,2)	(1 732,5)
Total	**1 209,2**	**409,2**

L'augmentation de l'endettement net s'explique, principalement, par la transformation d'un compte courant auprès d'une filiale du Groupe en prêt long terme.

14.4 Résultat financier :

(en millions d'euros)	1er semestre 2002	1er semestre 2001
Intérêts et produits financiers assimilés	57,5	71,3
Intérêts et charges financières	(46,0)	(45,4)
Dividendes	545,0	528,3
Autres	(2,0)	(0,7)
Total	**554,5**	**553,5**

15. Evénements postérieurs au 30 Juin 2002

Le 26 juillet 2002, Schneider Electric SA a signé un accord, avec un consortium d'investisseurs financiers constitué de Kohlberg, Kravis, Roberts and Co et Wendel Investissement, pour la vente de sa participation dans la société Legrand SA, au prix de 3,626 milliards d'euros.

La réalisation effective de la vente, qui devrait intervenir au plus tard le 10 décembre 2002, est subordonnée à l'obtention des autorisations nécessaires au titre des contrôles des concentrations nationaux ou communautaire. En outre Schneider Electric SA peut ne pas donner suite à la promesse d'achat dont elle bénéficie sur sa participation dans Legrand dans le cas ou le Tribunal de Première Instance des Communautés Européennes invaliderait la décision du 10 octobre 2001 de la Commission Européenne interdisant le rapprochement Schneider Legrand. Dans le cas ou Schneider Electric utilisera cette faculté, elle sera alors tenue de verser une indemnité de 100 millions d'euros et de rembourser les frais engagés par le Consortium à hauteur de 80 millions d'euros. Pour sa part, le Consortium dispose de la faculté de ne pas exécuter sa promesse d'achat au cas où des changements négatifs majeurs (« Material Adverse Change ») interviendraient dans l'activité de Legrand ou dans la situation globale des marchés financiers ne permettant pas au Consortium d'obtenir les financements bancaires nécessaires à l'acquisition.

Dans ces conditions, il n'existe pas à ce jour de certitude quant à la cession par Schneider Electric SA de sa participation dans Legrand au Consortium. En conséquence et compte tenu, d'une part de l'état d'avancement actuel des procédures et d'autre part du maintien le cas échéant pour Schneider Electric des diverses possibilités de se désengager de Legrand envisagées à la clôture de l'exercice précédent (cession, scission ou cotation) la valeur nette des titres Legrand dans les comptes au 30 juin 2002, d'euros, reste identique à celle retenue pour les comptes au 31 décembre 2001, soit 4.015 millions d'euros.

Il est à noter qu'en cas de réalisation de la vente, Schneider Electric enregistrera une perte complémentaire de 385 millions d'euros sur sa participation dans Legrand, au-delà de la provision de 1,4 milliard d'euros prise en compte au 31 décembre 2001. Quant à l'économie fiscale générée par la mise en œuvre effective de cette solution, elle se situera entre un plancher de 400 millions d'euros et un plafond correspondant au montant découlant de l'application du taux d'impôt de droit commun à la moins-value effectivement réalisée.

SCHNEIDER ELECTRIC S.A.

RAPPORT SUR L'EXAMEN LIMITE DES COMPTES CONSOLIDES SEMESTRIELS POUR LA PERIODE DU 1ER JANVIER AU 30 JUIN 2002
(Articles L. 232-7 du code de commerce et 297-1 du décret du 23 mars 1967)

BARBIER FRINAULT & AUTRES
Commissaire aux Comptes
Membre de la Compagnie de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

BEFEC-PRICE WATERHOUSE
Membre de PricewaterhouseCoopers
Membre de la Compagnie de Paris
Tour AIG
34, place des Corolles
92908 Paris-La Défense 2

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du code de commerce, nous avons procédé à :

- l'examen limité du tableau d'activité et de résultats consolidés, présenté sous la forme de comptes consolidés semestriels de la société Schneider Electric S.A., relatifs au premier semestre 2002, tels qu'ils sont joints au présent rapport ;

- la vérification des informations données dans le rapport semestriel.

Ces comptes consolidés semestriels ont été établis sous la responsabilité du conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes de la profession applicables en France ; ces normes requièrent la mise en oeuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes consolidés intermédiaires ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en oeuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalie significative de nature à remettre en cause la régularité et la sincérité des comptes consolidés semestriels, établis conformément aux principes comptables généralement admis en France, et l'image fidèle qu'ils donnent du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Nous avons également procédé, conformément aux normes de la profession applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes consolidés semestriels sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés semestriels.

Neuilly-sur-Seine et Paris-La Défense, le 4 septembre 2002

Les Commissaires aux Comptes

BARBIER FRINAULT & AUTRES		BEFEC-PRICE WATERHOUSE	
Aldo Cardoso	Pierre Jouanne	Anne Monteil	Daniel Chauveau